UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-8A

Notification Of Registration Filed Pursuant To Section 8(a) Of The Investment Company Act Of 1940
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The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

	Name:	Curian Series Trust

	Address of Principal Business Office:	7601 Technology Way Denver, Colorado 80237

	Telephone Number (including area code):	1-877-847-4143

	Name and Address of Agent for Service of Process:	Corporation Service Company 84 State Street Boston, MA 02109
With copies to: Alan P. Goldberg K&L Gates LLP 70 W. Madison Street Suite 3100 Chicago, IL 60602
Check Appropriate Box:
	Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:	Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Denver and State of Colorado on the 15th day of November 2010.

Curian Series Trust

By:	/s/ Michael A. Bell
Michael A. Bell
Trustee

Attest:	/s/ Susan S. Rhee
Name:	Susan S. Rhee
Title:	Vice President, Chief Legal Counsel & Secretary